UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 6, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

STRATEGIC PLAN 2024-2026 AND PROJECTIONS UPDATE (GUIDANCE)

TIM S.A. (“Company” or “TIM) (B3: TIMS3; NYSE: TIMB), in compliance with Article 157 of Law No 6,404 and the provisions of CVM Resolution N. 44, hereby informs its shareholders, the market in general and all the interested party on the projections update for the 2023-2025 Strategic Plan, both for short and long-term goals.

After surpassing the goals established for 2023, having the best performance in its recent history, the company publishes its new estimates for Guidance 2023. Such results were achieved with a focus on the execution of the strategy that is based on four pillars and is developed in a targeted manner by people, society and the environment:

•	Mobile: where TIM generates most of its results and where it aims to be the preferred operator for customers;
•	B2B: the Company is shaping a new IoT[1]-based market with services and connectivity to address an exponential growth opportunity;
•	Broadband: where TIM wants to grow profitably using a selective approach while keeping future options open;
•	Efficiency: the Company has this pillar as inherent to its operation and carries out all its actions with strict discipline in the allocation of capital resources.

Projections x Results 2023
Indicator	Short Term Projection	Result
Service Revenue Growth	High single-digit[2] Y/Y	+10.7% Y/Y
EBITDA growth	Low double-digit[2] Y/Y	+14.2% Y/Y
Investments	CAPEX on net revenues Ratio: <20%	18.9%
EBITDA-AL growth minus CAPEX	Double-digit[2] Y/Y	+58.2% Y/Y
Dividends announced to shareholders	> R$ 2.9 Bln	R$ 2.91 Bln (R$ 1.6 Bln in IOC and R$ 1.31 Bln in dividends3)

1 Internet of Things

2 Reference scales: High single-digit= >6.66% and <10%; Low double-digit = ≥10% and ≤13.33%; Double-digit = ≥10% and <100%

3 Subject to approval at the Ordinary General Shareholders Meeting to be held on March 28, 2024.

For this new three-year period, TIM intends to continue developing and executing this strategy with adjustments to Brazil's macro-economic and business environment. For its main line of business, mobile, it projects a continuous and sustainable improvement in the market, driven by: (i) a new, more rational, market dynamic with customers focused on value and quality, (ii) essentiality of the service mobile, (iii) opportunity to increase usage with increased demand for data, and (iv) price accessibility.

This scenario projects sustainable growth in Service Revenue above inflation and an expansion of EBITDA with positive evolution in the margin. This dynamic combined with maintaining the level of investments that benefit from the efficiency of new technologies, should promote an improvement in the EBITDA-AL minus CAPEX indicator, which is a relevant driver for TIM's Operating Cash Flow. All of this will enable the Company to continue evolving its shareholder remuneration strategy and reinvesting in growth avenues such as B2B and Broadband.

In the tables below, TIM highlights the new short and medium-term goals for the 2024-2026 three-year period, replacing the previous ones.

Projection 2024 - 2026
Objectives	Short-term 2024	Mid-term (Until 2026)

Revenue	Service Revenue Growth (Y/Y): 5% - 7%	Service Revenue Growth (CAGR 23-26): 5% - 6%
EBITDA	EBITDA Growth (A/A): 7% - 9%	EBITDA Growth (CAGR 23-26): 6% - 8%
Investments (Capex)	Nominal Capex: R$ 4.4 Bln – 4.6 Bi	Nominal Capex: R$ 4.4 Bi – 4.6 Bln (per year)
Operating Cash Flow (EBITDA-AL4 minus Capex)	EBITDA-AL growth minus Capex (Y/Y): Double-Digit[5]	EBITDA-AL growth minus Capex (CAGR 23-26): Double-Digit[5]
Shareholder Remuneration	They will be released on March 7, 2024.

Notes:

• The numbers considered for the projections take into account normalizations for non-recurring effects.

• Investments exclude possible 3rd license renewals or new frequency auctions.

4 EBITDA-AL: Earnings Before Interests, Taxes, Depreciation and Amortization After Leases. The indicator reflects EBITDA discounted from lease payments

5 Reference scales: Double-digit = ≥10% and <100%

Rio de Janeiro, February 06th, 2024.

TIM S.A.
Alberto Mario Griselli Chief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 6, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer